SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras submits declarations of commerciality for the Aruanã and Oliva accumulations, in the post-salt of Campos Basin

Rio de Janeiro, January 3rd, 2013 – Petróleo Brasileiro S.A – On December 28th, Petrobras submitted the Declarations of Commerciality to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) for the oil and gas accumulations of the Aruanã and Oliva areas, located in concession BM-C-36, block C-M-401, in the post-salt of Campos Basin.

In the proposal sent to the ANP, Petrobras suggests that the Aruanã accumulation be named Tartaruga Verde field and the Oliva accumulation Tartaruga Mestiça.

The estimated total recoverable volumes for these new fields are indicated in the table below:

Field	Volume Estimate Million Barrels of Oil Equivalent (MM Boe)
Tartaruga Verde	230
Tartaruga Mestiça	121

The Tartaruga Verde accumulation is 127 km from the city of Macaé, off the coast of Rio de Janeiro state. It is located at a water depth of 976 meters, at a depth of 2993 meters, with an oil/water contact (OWC) verified at -3123 meters.

The Tartaruga Mestiça accumulation is approximately .5 km northeast of Tartaruga Verde, at a water depth of 934 meters, at a depth of 2,870 meters, with an oil/water contact (OWC) verified at 3,064 meters.

Both accumulations contain good quality oil (27º API) and are located in Albian-age carbonate reservoirs.

Petrobras also sent to the ANP the final report of the Discovery Assessment Plan - PAD (1-BRSA-713-RJS – discovery well), initiated in 2010, whose exploratory program resulted in the delimitation of these two accumulations.

During the PAD period five wells were drilled, three of which were in the Tartaruga Verde area and two in the Tartaruga Mestiça area. In addition to this exploratory effort, four cased-hole drill-stem tests (DST) and two extended well tests (EWT) were carried out. The results of these EWTs indicated excellent productivity and revealed information on the characteristics of the reservoirs that will be essential for the optimization of the Development Plans (DP).

The Declarations of Commerciality of these new fields were made more than six months ahead of schedule, considering the June 30th, 2013 deadline of the Assessment Plan. This makes it possible to start the definitive production of these areas by 2017, as considered in the 2012-2016 Business and Management Plan. Petrobras has a stake of 100% in these fields.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

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